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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
FLAGSTAR BANCORP, INC.
(Name of Issuer)
Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
337930101
(CUSIP Number)
Robert H. Weiss
General Counsel
MatlinPatterson Global Advisers LLC
520 Madison Avenue, 35th Floor
New York, New York 10022
(212) 230-9487
Copy to:
George Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-7930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 30, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP Thrift Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP (Cayman) III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Partners III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Advisers III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,500,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

312,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,500,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* The Investor beneficially owns, and is the record holder of, 250,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 77.6% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 312,500,000 shares of Common Stock, or 77.6% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

Item 1. Security and Issuer
          This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of a series of mandatory convertible participating voting preferred stock, par value $0.01 per share (the “Preferred Stock”), of Flagstar Bancorp, Inc. (the “Issuer”), which are convertible into the Issuer’s common stock, par value $0.01 per share (“Common Stock”). The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock. The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan 48098.
Item 2. Identity and Background
          This Schedule 13D is jointly filed on behalf of (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit IV and incorporated herein by reference.
          The address of the principal office of all Reporting Persons is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, 35th Floor, New York, New York 10022.
          (i) MP Thrift is a limited partnership organized under the laws of Delaware. MP Thrift was formed for the purposes of acquiring both the Preferred Stock of Flagstar Bancorp, Inc. and indirect control of Flagstar Bank, FSB (the “Thrift”), a federally chartered stock savings bank and wholly owned subsidiary of Flagstar Bancorp, Inc.

          (ii), (iii) MPGOP is a Delaware limited partnership and MPGOP (Cayman) is a Cayman Islands exempted limited partnership. Each of MPGOP and MPGOP Cayman was formed for the sole purpose of holding an interest in MP Thrift. MPGOP has a 77.0497% interest in MP Thrift and MPGOP Cayman has a 22.9503% interest in MP Thrift.

          (iv) MP LLC is a limited liability company organized under the laws of Delaware. The principal business of MP LLC is to serve as general partner of each of MPGOP, MPGOP Cayman, MP Thrift, MPGOPS and MPGOI.
          (v) MPAM is a limited liability company organized under the laws of Delaware. MPAM is the managing member of MP LLC.
          (vi) MPT is a limited liability company organized under the laws of Delaware. MPT is the managing member of MPAM.
          (vii) David J. Matlin and Mark R. Patterson are each a 50% managing member of MPT. David J. Matlin’s principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson’s principal occupation is acting as Chairman of Matlin Advisers. David J. Matlin and Mark R. Patterson are both citizens of the United States of America.
          (viii) Matlin Advisers is a limited liability company organized under the laws of Delaware. The principal business of Matlin Advisers is to serve as investment adviser to the Thrift Fund.
          In the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
          The aggregate funds expended to purchase 250,000 shares of Preferred Stock (the “Shares”) was $250,000,000 (the “Purchase Price”).

          The funding for this transaction came primarily from investors who were investors in existing funds managed by Matlin Advisers, namely, MatlinPatterson Global Opportunities Partners III L.P. (“Global”) and MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Global Cayman”). The Thrift Fund used these funds to purchase a 100% interest in MP Thrift, and MP Thrift, in turn, used the funds to consummate the transaction.
Item 4. Purpose of Transaction
     On December 17, 2008, MP Thrift entered into an agreement, a copy of which is incorporated as Exhibit I to this Schedule 13D (the “Investment Agreement”), with the Issuer to acquire, for the Purchase Price, the Shares (the “Transaction”). MP Thrift, MPGOP, MPGOP (Cayman), MP LLC, MPAM, and MPT previously obtained the approval of the Office of Thrift Supervision (“OTS”) to acquire control of the Issuer and its savings bank subsidiary and, as a result, to become savings and loan holding companies, pursuant to Section 10(e) of the Home Owners’ Loan Act, as amended, and 12 C.F.R. Section 574.3(a).
     In connection with the closing of the Transaction, MP Thrift and the Issuer entered into a waiver and amendment agreement on January 30, 2009. Pursuant to the terms of the Investment Agreement, on January 30, 2009, MP Thrift consummated the Transaction and gained control of the Thrift.
     Pursuant to the Investment Agreement, the Issuer has agreed to seek shareholder approval to (i) amend its articles of incorporation to authorize additional common stock (ii) to amend its articles of incorporation and bylaws to eliminate classified board provisions and the applicability of the Michigan control share acquisition statute and other anti-takeover provisions and (iii) to make certain changes to the Issuer’s equity compensation plans to implement an equity incentive program (the “Proposals”). If the Proposals are approved by the Issuer’s stockholders, the Shares held by MP Thrift would automatically convert into Common Stock.
     Subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, and other general market investment conditions, the Reporting Persons may determine to pursue various strategic alternatives in respect of their investments in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:
•	Forming and conducting potential strategic developments and plans related to the Issuer;

•	Restructuring and effecting other significant transactions with respect to the Issuer;

•	Taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer;

Subject to applicable law and regulation such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by any, or all, of the Reporting Persons.
Item 5. Interests in Securities of the Issuer
          Each share of the Preferred Stock was sold to MP Thrift at a purchase price of $1,000 per share and is convertible into common stock of the Issuer at a rate equal to the liquidation preference divided by $0.80. No shares were acquired from the Issuer’s common shareholders. As a result of the Transaction, MP Thrift owns approximately 77.6% of the Issuer’s fully diluted outstanding equity and indirectly controls the Thrift. Upon consummation of the Transaction, the Issuer contributed approximately $225,000,000 to the Thrift, and retained approximately $25,000,000 to cover interest payments on (1) currently outstanding debt and (2) preferred stock anticipated to be issued to the U.S. Department of the Treasury pursuant to the TARP Capital Purchase Program.
          As a condition to closing the Transaction, the Issuer issued and sold to certain members of management shares of its common stock for an aggregate purchase price of approximately $5.32 million. The largest participants in this management investment were Thomas Hammond and Mark Hammond, who each invested $2 million.
          Under the Investment Agreement, as amended on January 30, 2009, MP Thrift has an obligation to fund an additional $100 million investment, subject to the completion of customary documentation by MP Thrift and the Issuer. According to the terms of this additional investment (the “Additional Capital”): (1) no later than February 13, 2009, MP Thrift will deliver $25,000,000 to the Issuer and the Issuer will issue and deliver to MP Thrift 25,000 shares of preferred stock with terms substantially identical to the Preferred Stock issued in the transaction described in this Schedule; (2) at any time following the purchase described in (1), upon two weeks prior notice by the Issuer to MP Thrift (to be delivered no later than February 27, 2009), MP Thrift will deliver $25,000,000 to the Issuer and the Issuer will issue and deliver to MP Thrift 25,000 shares of preferred stock with terms substantially identical to the Preferred Stock issued in the transaction described in this Schedule; and (3) at any time following the purchases described in (1) and (2), upon two weeks prior notice by the Issuer to MP Thrift (to be delivered no later than March 13, 2009), MP Thrift will deliver $50,000,000 to the Issuer and the Issuer will issue and deliver to MP Thrift shares of trust preferred stock with an aggregate liquidation preference of $50,000,000 and a dividend rate of 10%, and convertible, in whole or in part, into Common Stock (of the Issuer) at the option of MP Thrift on April 1, 2010 at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00; MP Thrift’s conversion right shall lapse if not exercised on April 1, 2010, and such shares shall be redeemable by the Issuer at any time after January 30, 2011.
          As of January 30, 2009, MP Thrift was the direct owner of 250,000 shares of Preferred Stock and 250,000 shares of Preferred Stock were outstanding as of January 30, 2009. Each share of Preferred Stock is convertible into such number of shares of common stock of the Issuer equal to the $1,000 divided by the applicable conversion price, plus cash in lieu of fractional shares. As of January 30, 2009, the applicable conversion price for each share of Convertible Participating Voting Preferred Stock Series B is $0.80 per share, so that the Reporting Persons beneficially own 77.6% of shares of common stock of the Issuer then outstanding, assuming due authorization of the Common Stock.
          MPGOP (Cayman) holds approximately 23.0% of the ownership interests of MP Thrift and MPGOP (Cayman) holds the remaining approximately 77.0% of the ownership interests in MP Thrift.
          Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of the Issuer.
          Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
          On December 17, 2008, MP Thrift entered into the Investment Agreement with the Issuer, pursuant to which MP Thrift acquired on January 30, 2009, the Shares in exchange for the Purchase Price. Customary representations and warranties were made by the Issuer to MP Thrift relating to the Issuer, its business and the issuance of the Shares.
          Pursuant to the terms of the Investment Agreement, the Issuer has caused three board members designated by MP Thrift to be elected and appointed to its board of directors as of January 30, 2009. The Issuer has granted MP Thrift certain registration rights, including demand, piggyback and “shelf” registration rights with respect to the Shares purchased by MP Thrift under the Investment Agreement. Information in Item 5 relating to the pending Additional Capital transactions is incorporated by reference into this Item 6.
          The foregoing references to and description of the Investment Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit I	Executed Investment Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of December 17, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2008)

Exhibit II	Amendment and Waiver Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of January 30, 2009 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on February 2, 2009)

Exhibit III	Certificate of Designations relating to the Convertible Participating Voting Preferred Stock Series B of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on February 2, 2009)

Exhibit IV	Joint Filing Agreement, by and among the Reporting Persons, dated February 3, 2009

Exhibit V	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008.

SIGNATURES
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 3, 2009

MP Thrift Investments L.P.

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MPGOP III Thrift AV-I L.P.

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MPGOP (Cayman) III Thrift AV-I L.P.

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Global Partners III LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Asset Management LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

David J. Matlin

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: Attorney-in-Fact

Mark R. Patterson

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: Attorney-in-Fact

MatlinPatterson Global Advisers LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

EXHIBIT INDEX

Exhibit	Title

Exhibit I	Executed Investment Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of December 17, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2008).

Exhibit II	Amendment and Waiver Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of January 30, 2009 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on February 2, 2009).

Exhibit III	Certificate of Designations relating to the Convertible Participating Voting Preferred Stock Series B of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on February 2, 2009).

Exhibit IV	Joint Filing Agreement, by and among the Reporting Persons, dated February 3, 2009.

Exhibit V	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008.